Filed Pursuant to Rule 253(g)(2)

File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 13, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (as supplemented, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

● ●	update our net asset value per share as of September 30, 2024; update the description of our common stock; and
●	update our plan of operation.

Net Asset Value Per Share as of September 30, 2024

On November 13, 2024, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $8.23 as of September 30, 2024. This NAV per share will be effective until updated by us on or about December 31, 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of September 30, 2024 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2024.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective November 13, 2024, the offering price per share is $8.23, our NAV per share as of September 30, 2024.

Description of Our Common Stock

The following table supplements the section of our Offering Circular captioned “Description of Our Common Stock – Components of NAV”:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	September 30, 2024	June 30, 2024
ASSETS:
Real estate investments, at fair value	$27,289	$30,961
Real estate debt investments, at fair value	1,340	203
Marketable securities, at fair value	1,559	1,520
Cash and cash equivalents	14,575	17,470
Interest receivable	20	10
Other assets	230	234
Total assets	$45,013	$50,398

LIABILITIES:
Accounts payable and accrued expenses	$271	$339
Due to related party	(62)	(67)
Distributions payable	559	595
Settling subscriptions payable	544	604
Other liabilities	-	-
Total liabilities	$1,312	$1,471

NET ASSETS
Net assets consist of:
Stockholders’ equity	$39,403	$39,836
Retained earnings	8,009	8,531
Net adjustments to fair value	(3,711)	560
NET ASSETS	$43,701	$48,927
NET ASSET VALUE PER SHARE	$8.23	$9.14

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of November 13, 2024, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $263 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $427 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete.